CLIFFORD CHANCE US LLP 31 West 52nd St. New York, NY 10019 TEL +1 212 878 8000 FAX +1 212 878 8375 www.CliffordChance.com

G. DAVID BRINTON
Partner

DIRECT TEL +1 212 878 8276
DIRECT FAX +1 212 878 8375
David.Brinton@CliffordChance.com
October 29, 2009
Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	AEI Amendment 4 to Registration Statement on Form F-1 Filed October 29, 2009 File No. 333-161420
Dear Mr. Owings:
     On behalf of AEI, a Cayman Islands exempted company (the “Company”), we are filing pursuant to the Securities Act of 1933, as amended, Amendment No. 4 to the Registration Statement on Form F-1 (the “Registration Statement”), filed by the Company on August 18, 2009, together with exhibits.
     We have provided each of you, Robert Babula, Andrew Mew, Lilyanna L. Peyser and Mara Ransom, a courtesy copy of this letter and two courtesy copies of Amendment No. 4 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to Amendment No. 3 to the Registration Statement filed with the Commission on October 14, 2009.
     We thank the Staff for its attention to the Company’s submission and we look forward to hearing from you regarding Amendment No. 4 to the Registration Statement. If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 212-878-8276 or Jonathan Zonis at 212-878-3250.
Very truly yours,
/s/ G. David Brinton
G. David Brinton

cc:	James A. Hughes